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                            September 9, 2021

       Juan Sagales
       General Counsel
       Wallbox B.V.
       Carrer del Foc, 68
       Barcelona, Spain 08038

                                                        Re: Wallbox B.V.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 24,
2021
                                                            File No. 333-257898

       Dear Mr. Sagales:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Q: What interests do the Sponsor, Kensington Initial Stockholders...?, page 14

   1. We note your response to comment 2. Please revise the fifth bullet to state the aggregate market value of the
8,800,000 Private Placement Warrants. Please revise the eighth bullet to provide the number
of Holdco shares that the Sponsor may receive, and state the aggregate market value.
Please provide the amount of any out-of-pocket expenses
                                                        discussed in the ninth
bullet.
 Juan Sagales
FirstName LastNameJuan Sagales
Wallbox B.V.
Comapany 9,
September  NameWallbox
             2021        B.V.
September
Page 2    9, 2021 Page 2
FirstName LastName
Selected Historical Financial Data of Kensington, page 43

2. Please revise your statement of operations data as of and for the period from January 4,
         2021(inception) to June 30, 2021 to reflect net loss of $(15,175,347) rather than net income of $15,175,347.
Unaudited Pro Forma Condensed Combined Statement of Profit or Loss For the Year Ended
December 31, 2020, page 175

3. We have read your response to prior comment 20. We note that you believe that the unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented. Please note that pro forma financial information is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Please remove this disclosure that seems to suggest that your pro forma financial information is not meaningful. In addition, please revise your filing to disclose why no proforma adjustments related to income taxes are necessary.
Liquidity and Capital Resources, page 207

4. We have read your response to comment 22. On page 73, you disclose that amount other things, your loan with Banco Santander prohibits the payment of dividends "by" Wall Box
         Chargers, S.L. Since you are a holding company and you depend on Wall Box Chargers
         S.L. and subsidiaries for cash to fund your operations and expenses, please provide your assessment of the need for parent only financial statements under Rules 5-04 and 12-04 of
         Regulation S-X.
Financial Statements, page F-1

5. Please note the updating requirements of Item 8.A.5 of Form 20-F. You may contact Ernest Greene at 202-551-3733 or John Cash at
202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing